Joel D Corriero Partner jcorriero@stradley.com 215.564.8528	Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

September 15, 2021

Via EDGAR Transmission
Mr. Patrick Scott
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Milliman Variable Insurance Trust Initial Registration Statement on Form N-1A File No. 333-257356 / 811-23710

Dear Mr. Scott:

I am writing in response to comments you provided on July 26, 2021 to the initial registration statement on Form N-1A (the “Registration Statement”) for the Milliman Variable Insurance Trust (“Milliman” or “Trust”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 24, 2021, under Section 8 of the Investment Company Act of 1940, as amended, and Section 6 of the Securities Act of 1933, as amended (the “Securities Act”).  I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Registration Statement.

Part A

General Comments

1.
We note that portions of the registration statement are incomplete (e.g., fee tables, hypothetical expense examples, auditor's consent, seed financial statements, etc.). Please note that a complete review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

exhibits added in any amendment.

RESPONSE:  The Trust acknowledges the staff’s comment.

2.
Comments made herein with reference to a particular named fund, to the extent applicable, apply to all other funds in the registration statement. Please indicate in the comment response letter the specific funds, the disclosure of which was revised, in response to a comment. If a change was made to another fund(s) but not in the same corresponding disclosure location, please identify the location the disclosure change was made, with reference to the other specific fund(s). Finally, where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the registration statement (e.g., statutory prospectus or the SAI). Please confirm in your response that corresponding changes have been made to all similar disclosure.

RESPONSE:  The Trust acknowledges the staff’s comment.

3.
We note that the Item 4 disclosure does not appear to be a summary of the Item 9 disclosure as required by Form N-1A. Please review the disclosure in response to these items and revise accordingly. For example, please consider whether some of the disclosure in paragraphs five and six on page 2 can be moved to the Item 9 disclosure.

RESPONSE:  The Trust believes that the disclosure included in the Item 4 section of each Fund’s prospectus is materially relevant to an investor’s investment decision.  For that reason, and because each Fund intends to utilize a summary prospectus pursuant to Rule 498 under the Securities Act, the Trust believes it would be prudent to retain the summary disclosure as currently drafted.  In addition, General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” General Instruction C.3(b) to Form N-1A permits the Fund to “include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.”  Taken together, these instructions permit the Funds to expand on information discussed in response to Item 4 and do not require that such information be repeated again as a principal strategy or risk.  Accordingly, the Trust believes that it has identified the principal strategies and risks of the Funds in the Item 4 disclosure and need not repeat such information in Item 9 or move the information from the Item 4 disclosure to the Item 9 disclosure.

4.
Disclosure of how the named strategies are to be implemented by each individual fund should be laid out in more investor-friendly plain English at the beginning of the fund’s principal strategy disclosure. One disclosure format you may wish to consider, modified as appropriate to the particular fund, is the following: The fund is designed to participate in positive returns of the [XYZ index] up to a cap of [XX%] before fees and expenses and [XX%] after fees and expenses, while seeking to provide a level of protection ([a XX% floor/buffer] [before fees and expenses]) and

[a XX% floor/buffer] [after fees and expenses]) in down markets (“Outcomes”) over the period from [start date] to [end date] (the “Outcome Period”).

RESPONSE:  The Trust notes that each Fund’s current investment objective provides the exact information that the staff has requested be included in the principal investment strategy disclosure.  According to Item 4(a) of Form N-1A, the principal investment strategy disclosure should “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies,” but does not require a restatement of the investment objective.  Accordingly, a potential investor in a Fund would receive the information requested by the staff at the very beginning of the Fund’s prospectus, under the heading, “Investment Objective,” prior to reading the principal investment strategy disclosure, and a restatement of that investment objective would not provide investors with any additional investor-friendly plain English disclosure that they do not already have.

5.
For those funds that offer a buffer or floor and also have a par limit, please consider revising the names of the funds to indicate whether the par limit is an upside limit or a downside limit consistent with the Flex Options Strategies listed on page ii. We note that a number of other funds specify the direction of the par limit in their names. Please also ensure that the strategy disclosure is clear on the direction of the par limit.

RESPONSE:  In response to the staff’s comment, the Trust will revise the names of each “Par” Fund as indicated below, and will similarly revise the defined term “Par Rate” to “Par Up Rate,” which would clearly distinguish that rate from the already defined “Par Down Rate.”

Milliman S&P 500 6-Month Buffer with Par Up Strategy
Milliman S&P 500 6-Month Buffer with Par Up Fund - Jan/Jul
Milliman S&P 500 6-Month Buffer with Par Up Fund - Feb/Aug
Milliman S&P 500 6-Month Buffer with Par Up Fund - Mar/Sep
Milliman S&P 500 6-Month Buffer with Par Up Fund - Apr/Oct
Milliman S&P 500 6-Month Buffer with Par Up Fund - May/Nov
Milliman S&P 500 6-Month Buffer with Par Up Fund - Jun/Dec

Milliman S&P 500 1-Year Floor with Par Up Strategy
Milliman S&P 500 1-Year Floor with Par Up Fund - Jan
Milliman S&P 500 1-Year Floor with Par Up Fund - Feb
Milliman S&P 500 1-Year Floor with Par Up Fund - Mar
Milliman S&P 500 1-Year Floor with Par Up Fund - Apr
Milliman S&P 500 1-Year Floor with Par Up Fund - Sep
Milliman S&P 500 1-Year Floor with Par Up Fund - Oct
Milliman S&P 500 1-Year Floor with Par Up Fund - Nov
Milliman S&P 500 1-Year Floor with Par Up Fund - Dec

Milliman S&P 500 6-Year Buffer with Par Up Strategy
Milliman S&P 500 6-Year Buffer with Par Up Fund - Jan (I)
Milliman S&P 500 6-Year Buffer with Par Up Fund - Apr (I)
Milliman S&P 500 6-Year Buffer with Par Up Fund - Oct (I)

Cover Page Disclosure

6.
If using a summary prospectus for each fund, please indicate in the response letter to the staff how much of the Important Information About the Funds -- Please Read Before Making an Investment disclosure will be on the summary prospectus cover. Specifically,    please confirm that each summary prospectus will only include the disclosure applicable to the particular fund offered in the summary prospectus. Additionally, please note that the cover page for each individual fund should include succinct disclosure regarding the Outcome, downside protection and upside protection for that fund, consistent with comment five above.

RESPONSE:  The Trust confirms to the staff that each Fund will use a summary prospectus in accordance with Rule 498 under the Securities Act, and that each summary prospectus will include the same bullets currently included in the statutory prospectus disclosure, as tailored for a particular Fund.

7.	Important Information About the Funds -- Please Read Before Making an Investment

a.
Consider revising the second bullet at the top of the page ii. to remove “[w]hile effective” as we believe this may cause investor confusion. The staff’s understanding of the substance of the bullet point is that investors, in subsequent years, could purchase at any time and this disclosure will be removed once all funds are operational.  Please confirm supplementally.

RESPONSE:  The Trust confirms that it will make this change.

b.
Please reconcile the disclosure in the third bullet with the disclosure in the fourth. While the third bullet discusses, “fixed income exposure included in the Fund’s portfolio,” the fourth bullet discusses the “Put Spread Strategy” in the context of the exposure to fixed income securities. The two bullets are difficult to follow.

RESPONSE:  The Trust notes that the third and fourth bullets are not inconsistent and do not require any reconciliation.  Please see response to comment 10.b below.

8.	FLEX Options Strategies / Description

a.	Please explain briefly what a “buffer” is, and do the same with respect to “floor” in the row below.

RESPONSE:  The Trust notes that the definitions were already built into the disclosure. For clarity, however the Trust will revise the disclosure as follows:

Designed to provide a ~~buffer~~ cushion against a specified percentage of losses in the Fund’s S&P 500 Index exposure (the “Buffer”) if the S&P 500 Index experiences losses during the Outcome Period.

Designed to ~~provide a floor that~~ limit~~s~~ losses in the Fund’s S&P 500 Index exposure to a specified percentage (the “Floor”) if the S&P 500 Index experiences losses during the Outcome Period.

b.
In the Par Up Strategy row, delete the word, “uncapped.” A participation rate limits gains, so referring to participation as “uncapped,” when it has a participation rate is not entirely accurate and is unnecessarily confusing. The same comment applies to the same word in the “Spread Strategy” row.

RESPONSE:  The Trust confirms that the word “uncapped” will be deleted as requested.

c.
The disclosure in the second half of the fourth bullet, which begins, “[t]he Funds will generally” and explains the “Put Spread Strategy,” is confusing. It is unclear whether the disclosure is related to the “Collateral Portfolio” or the FLEX Options on the S&P 500 and how it works with either of these portions of the portfolio. Please revise for clarity or delete.

RESPONSE:  The Put Spread Strategy is an additional component of the principal investment strategy for each Fund with a six-month or one-year Outcome Period, and may be used as part of the Collateral Portfolio or separately from the Collateral Portfolio. For clarity, the Trust will revise the relevant sentence as follows:

The Funds with six-month and one-year Outcome Periods will ~~generally~~ also transact in ~~FLEX O~~options contracts on fixed income securities and/or one or more ETFs that provide exposure to ~~U.S. Treasury~~ fixed income securities to create a put spread (i.e., ~~by~~ writing and purchasing ~~FLEX O~~options contracts on the same ~~ETF~~ underlying asset) (the “Put Spread Strategy”). The Put Spread Strategy may be used as part of the Collateral Portfolio or for other purposes consistent with a Fund’s investment strategy, such as to enhance the Fund’s upside S&P 500 Index and/or secondary Reference Index options’ exposure.

9.	Investor Suitability (comments also apply to prospectus disclosure under same heading)

a.	Please revise the bullets describing for whom an investment may be suitable to state succinctly and in plain English that:

i.
each fund offered seeks to achieve specified Outcomes but there is no guarantee that the Outcomes for an Outcome Period will be achieved. You may lose some or all of your money by investing in the fund; and

ii.	the Outcomes described in this prospectus are specifically designed to apply only if you hold shares on the first day of the Outcome Period and continue to hold them on the last day of the period;

iii.
if you purchase shares after the Outcome Period starts or sell your shares before the Outcome Period ends, you may receive a very different return based on the fund’s current value. Investors purchasing shares of the fund after the Outcome Period begins can see their expected Outcome until the end of the period by visiting www.XYZ.com; and

iv.
at the end of the Outcome Period, the fund will reset for a new Outcome Period tied to the same index and downside protection, but the upside protection may change based on market rates as of the start of the new period.

RESPONSE:  The Trust confirms that it will harmonize the bullets already included in its “Investor Suitability” disclosure with those proposed by the staff, as noted below.

●
Each Fund seeks to achieve specified Outcomes, but there is no guarantee that the Outcomes for an Outcome Period will be achieved. You fully understand the risks inherent in an investment in a Fund, including that you may lose some or all ~~the risk of loss~~ of your ~~entire~~ investment.

●
The Outcomes described in this prospectus are specifically designed to apply only if you hold Shares on the first day of the Outcome Period and continue to hold them on the last day of the Outcome Period. You therefore desire to invest in a product with a return that depends upon the performance of the S&P 500 Index and any additional Reference Index (for the Stacker Cap Strategy) over a full Outcome Period.

●
You are willing to hold Shares for the duration of the Outcome Period or, if you choose to purchase or redeem ~~s~~Shares during the Outcome Period, you understand the associated risks, including that you may receive a very different return based on the Fund’s value at the time of your purchase or redemption. Investors purchasing Shares of a Fund after the Outcome Period begins can access the Funds’ website at www.[______].com for additional information regarding possible Outcomes depending upon projected index performance.
●
At the end of any particular Outcome Period, the relevant Fund will reset for a new Outcome Period tied to the same Reference Index(es) and with the same downside protection rate (whether a Buffer Strategy, Floor Strategy or Par Down Strategy), but the potential upside participation rate in the relevant Reference Index(es) (whether a Par Up Strategy, Spread Strategy or Stacker Cap Strategy) may change based on (i) evaluation by Milliman Financial Risk Management LLC, the Funds’ investment adviser (“Milliman”), of prevailing market conditions on the first day of the Outcome Period, and (ii) the total number (for the Par Up Rate and Index Caps) or strike price (for the Spread) of long call options contracts on the applicable Reference Index(es) that Milliman is able to purchase at that time (the number of which will depend, in part, upon the expected income from the Collateral Portfolio and the Put Spread Strategy).

●
You can tolerate fluctuations in the value of the net asset value of the Shares prior to the end of the Outcome Period that may be similar to, or exceed, the downside fluctuations in the value of the S&P 500 Index and additional Reference Index (for the Stacker Cap Strategy).

●
You understand and accept the risks associated with the Collateral Portfolio and the Put Spread Strategy, including that either or both may (a) cause a Fund not to achieve its investment objective and/or Outcomes or (b) otherwise negatively impact the Fund’s ~~FLEX~~ Options Strategies.

●	You understand that the performance of the Collateral Portfolio and/or the Put Spread Strategy could cause a Fund to significantly underperform the S&P 500 Index.
●
Investors investing in Funds utilizing the Buffer Strategy only: You are willing to be exposed to the downside performance of the S&P 500 Index beyond the stated Buffer at a rate of 1% for each 1% decrease in value of the S&P 500 Index.

●
Investors investing in Funds utilizing the Floor Strategy only: You are willing to be exposed to the downside performance of the S&P 500 Index prior to reaching the stated Floor at a rate of 1% for each 1% that the value of the S&P 500 Index decreases.

●
Investors investing in Funds utilizing the Par Down Strategy only: You understand and accept that you may experience losses in excess of the Par Down Rate in a Fund’s S&P 500 Index exposure for the applicable Outcome Period at the time of your investment.

●
Investors investing in Funds utilizing the Par Up Strategy only: You understand and accept that your potential return is limited by the Par Up Rate in effect for the applicable Outcome Period at the time of your investment.

●	Investors investing in Funds utilizing the Spread Strategy only: You understand and accept that you will forgo any potential gains if the value of S&P 500 Index does not surpass the declared Spread for the applicable Outcome Period at the time of your investment.
●	Investors investing in Funds utilizing the Stacker Cap Strategy only:
o
You believe that the value of the S&P 500 and/or additional Reference Index will increase over the term of the Outcome Period and you are willing to give up any gains of the Reference Indices in excess of the Index Caps.

o	You understand and accept that your potential return is limited by the Index Caps and you are willing to forego any gains in excess of the Index Caps.
●	You understand that a Fund’s investment strategy is not expected to provide dividends to you.
●	You understand and accept the risks associated with the Funds’ investments in underlying investment companies (i.e., ETFs and money market funds).
●	You are willing to assume counterparty risk with the relevant counterparty to a Fund’s options positions ~~OCC~~.
●
You have visited ~~your insurance company’s~~ the relevant Fund’s website ~~applicable to your Fund~~ and understand the Outcomes available to you based upon the Fund you selected at the time of your purchase.

b.
The penultimate bullet on page iv., that states that, “[y]ou are willing to assume counterparty risk with the OCC,” is confusing. Clarify in that disclosure whether the risk is with the OCC or with the counterparty itself.

RESPONSE:  The Trust will revise the relevant bullet as noted in response to comment 9.a above.

c.
Milliman should include detailed and current website disclosure regarding the operation of the funds. Please confirm that Milliman intends to disclose the following information on the applicable website, and revise the third bullet point on page iv (and any other related disclosure throughout the registration statement) accordingly:

i.	The Outcome Period start date, end date, upside limit and downside limit;

ii.	A presentation of the fund’s performance during the current Outcome Period compared to the upside limit and downside limit;

iii.
Information relating to the potential outcomes of an investment in specific funds on a daily basis. (e.g., based on the fund’s current value, if you purchase the fund today and hold it until the end of the Outcome Period, you can expect an upside limit of XX.XX% and a downside limit of XX.XX%.).

RESPONSE:  The Trust confirms that the information noted in romanettes i and ii will be provided on the relevant website.  While the Trust will seek to provide information similar to the information requested by the staff in romanette iii, the Trust notes that it is impossible to predict the potential outcome at any particular time, as the final outcome will depend upon a variety of factors, including the value of the relevant index(es) on the final day of the Outcome Period.  Providing investors with potential outcomes, as suggested by the staff, would therefore be misleading.  Instead, Milliman intends to provide a website tool that would allow investors to experience different Outcomes as a function of projected index performance.

Fund Summary (applicable to each fund’s summary)

10.	Milliman S&P 500 6-Month Buffer with Par Fund – Mar/Sep. (page 1)

a.
The disclosure of the Investment Objective around this, and all of the funds in the prospectus, includes the words, “associated with that strategy.” Please revise this disclosure to be more specific or delete.

RESPONSE:  The Trust confirms that the words, “associated with that strategy,” will be replaced with, “associated with S&P 500 Index performance.”  An example of a revised objective is as follows:

The Fund seeks to provide exposure to the S&P 500 Index, while providing a buffer against the first 10% of losses associated with ~~that strategy~~ S&P 500 Index performance and participating in S&P 500 Index gains at a declared rate, prior to taking into account any fees or expenses or the performance of any fixed income exposure included in the Fund’s portfolio, over the period from September 1, 2021 through February 28, 2022.

The Trust also confirms that this change will be made for each Fund, as applicable.

b.
Please supplementally explain whether the Collateral Portfolio and Put Spread Strategy are used to achieve the stated Outcome of a fund (i.e., tracking the S&P 500/Reference Index along w/ downside/upside limits). If they are not, please supplementally explain why not. Additionally, if 35% of the Collateral Portfolio plus the Put Spread Strategy can be used in a manner not designed to track the S&P 500 Index w/in the downside/upside limits of the fund, please explain why it is not misleading for each fund to refer to the S&P 500 (and in some cases Reference Index) and the upside/downside limits in its name.

RESPONSE:  The Collateral Portfolio and, with respect to Funds with six-month and one-year Outcome Periods, the Put Spread Strategy are separate and distinct components each Fund will utilize to achieve its stated Outcome.  As described in the prospectus disclosure, the Collateral Portfolio is designed primarily to serve as margin or collateral for a Fund’s options positions and secondarily to enhance the Fund’s upside S&P 500 Index and/or secondary Reference Index options’ exposure (i.e., by utilizing anticipated income to measure the ability to purchase additional options contracts).  In addition, the Put Spread Strategy, as described in response to comment 8.c above, may be used by Funds with six-month and one-year Outcome Periods as part of the Collateral Portfolio and for other purposes consistent with a Fund’s investment strategy, such as to enhance the Fund’s upside S&P 500 Index and/or secondary Reference Index FLEX Options’ exposure.

The way the strategy is designed, the more FLEX Options a Fund purchases will increase the Fund’s ability to offer better upside returns, either as the result of offering a higher “Index Cap” (which means the Fund can offer greater returns before capping the upside returns of the relevant index), a greater “Par Up” rate (which means the Fund can participate to a greater extent in any upside returns of the relevant index) or a lower “Spread” (which means the Fund can participate in upside returns at a lower threshold). To achieve this, the Funds will need to: (1) have enough margin or collateral in order to support the full notional value of the FLEX Options positions; and (2) generate income in addition to the margin or collateral that can be used to purchase as many additional FLEX Options as possible. The Collateral Portfolio generates income by allowing Milliman to utilize anticipated dividend income of the underlying securities. The Put Spread Strategy generates income by allowing Milliman to collect options premiums.

Based on the foregoing, the Trust does not believe each Fund’s use of the Collateral Portfolio and/or the Put Spread Strategy, as applicable, makes the Fund’s name misleading because both are used to achieve its stated Outcome, which is to provide exposure to the S&P 500 Index, and any additional Reference Indices, as applicable, with the relevant downside/upside limits.

c.
In footnote 2 to the fee table for this fund (and of course any/all other applicable funds in the same circumstance), revise the language that says, “without approval of the Board of Trustees of the Trust (the “Board”) to make clear that limit cannot be changed within one year of effectiveness of this registration statement. Otherwise, remove the limit from the expense table.

RESPONSE:  The disclosure in footnote 2 to the fee table is bracketed and states, in part:

The Fund’s investment adviser, Milliman Financial Risk Management LLC (“Milliman”), has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit the Fund’s total annual Fund operating expenses (excluding taxes, interest, brokerage fees and commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses that are capitalized in accordance with generally accepted accounting principles, and extraordinary or non-routine expenses not incurred in the ordinary course of the Fund’s business) to [_.__%] of the Fund's average daily net assets (the “Expense Limitation Agreement”) until at least [______]. During its term, the Expense Limitation Agreement cannot be terminated or amended to increase the applicable limit without approval of the Board of Trustees of the Trust (the “Board”).

The Trust intends to complete the bolded portion of the footnote, prior to effectiveness of the Registration Statement, with an expiration date that is at least one year from the effective date of the Registration Statement. The Trust believes that including the expiration date is compliant with the requirements of Item 3 of Form N-1A.

11.	Principal Investment Strategies (page 2)

a.
The first paragraph of this fund’s disclosure (and any/all other applicable funds) discusses the “reference assets” for the FLEX Options positions and that those include the S&P 500 Index. Please clarify in the disclosure whether there will be other reference assets besides that index, and whether S&P 500 ETFs will be used.

RESPONSE:  The Trust respectfully notes that the first paragraph states, in part:

The reference assets for the Fund’s FLEX Options positions will include the S&P 500 Index, which is a large-capitalization, market-weighted, U.S. equities index that tracks the price (excluding dividends) of 500 leading companies in leading industries of the U.S. economy, and certain exchange-traded funds (“ETFs”), as described further below.

The bolded portion of the above sentence states that the Fund’s FLEX Options may include certain exchange-traded funds. Subsequently, in the sixth paragraph of the principal investment strategy section, the disclosure states that the Fund may utilize FLEX Options “on one or more ETFs….”

Based on the foregoing, the Trust believes the existing disclosure accurately represents the “reference assets” underlying the Fund’s FLEX Options positions.

b.
In the second paragraph of this section (and any other fund’s corollary sections), the disclosure mentions, “asset-backed securities.” Pursuant to Form requirements, the risk disclosure must include discussion related to all securities that are disclosed as part of a fund’s strategy.

RESPONSE:  The Trust confirms that it will add a corresponding risk for each Fund, as applicable.

c.	In the fourth paragraph, for clarity, please tie the definition of “Outcomes,” for each fund to the specific upside and downside limits.

RESPONSE:  Being that the upside and downside limits are already discussed in the same paragraph, the Trust believes the disclosure is appropriate as currently drafted.

d.
In the seventh paragraph (just above the table of “Estimated Par Rate Ranges”), please revise the disclosure throughout to clarify that the downside and upside protection will not change during an Outcome Period, but the Collateral Portfolio's investments and the Put Spread Strategy could reduce the impact of these limits across the entire fund, if accurate.

RESPONSE:  The Trust confirms that the disclosure will be revised as requested for each Fund, as applicable.

e.
In the disclosure paragraph just after the table of “Estimated Par Rate Ranges,”  for clarity, consider defining the discussion of the portfolio identified by “the Fund’s S&P 500 Index exposure,” as was done with the term, “Collateral Portfolio.”

RESPONSE:  The Trust has reviewed the disclosure and believes it is appropriate as currently drafted.

12.
Understanding the Par Rate: In the second paragraph on page 5, the discussion of the performance of the Collateral Portfolio and the Put Spread Strategy as possibly casing the   Par Rate to underperform is confusing. How could they cause the Par Rate to underperform given that the par rate should be set for the Outcome Period. Delete, or revise this disclosure for clarity.

RESPONSE:  As noted in response to comment 11.d above, the Trust will revise the disclosure to replace the term “underperform” with “reduce the impact of,” so that the relevant disclosure will provide, as an example:

In certain market conditions, the performance of the Collateral Portfolio and the Put Spread Strategy could ~~cause the Par Rate to underperform, which would have the effect of reducing~~ reduce the impact of the Par Up Rate.

The Trust also confirms that this change will be made for each Fund, as applicable.

13.	Understanding the Buffer

a.	In the third line of the paragraph, change the word, “may” to “will” in describing an investor’s benefit.

RESPONSE:  The Trust confirms that it will revise the disclosure as requested for each Fund, as applicable.

b.
In the second half of the paragraph’s disclosure, which begins, “In addition, the Buffer is not operative against losses . . .,” please delete the first clause in the second to last sentence or explain the reason for its inclusion here but not in the  third to last sentence.

RESPONSE:  The Trust confirms that it will revise the disclosure as requested for each Fund, as applicable.

14.
Fund Rebalance: The last paragraph on page 5, and as applicable on other pages, notes that “the Fund will file a prospectus supplement.” Please revise the paragraph to state that the fund will send a prospectus supplement to investors and confirm it will do so at least ten days before the end of the Outcome Period, or explain supplementally why supplements will not be sent and/or will be sent on a different timeframe.

RESPONSE:  The Trust notes that such prospectus supplements will be filed, posted to the relevant websites and issued as a press release, as is market practice for other funds utilizing defined outcome strategies.

15.	Risk Disclosure: Please consider whether any of the risks indicated on the cover page should be included as principal risks of the funds and add principal risk disclosure as appropriate.

RESPONSE:  The Trust confirms that it will review the disclosure and consider whether any additional principal risks are necessary for each Fund.

Management and Organization (page 571)

16.	Please state the adviser’s fee as a percentage of average net assets, including any breakpoints, if applicable. See Item 10(a)(ii)(B) of Form N-1A.

RESPONSE:  The Trust notes that the advisory fee for each Fund does not include any breakpoints.

Part B

1.	Please provide the name of the independent registered public accounting firm in correspondence, and include it in the Statement of Additional Information filed by pre- effective amendment.

RESPONSE:  The Trust confirms that Cohen & Company, Ltd. will be identified as the independent registered public accounting firm in a future pre-effective amendment filing.

Part C

1.	Please confirm that all Items required by this part of the Form will be filed with the pre- effective amendment.

RESPONSE:  The Trust confirms that all Items required by Part C of Form N-1A will be filed with one or more pre-effective amendments.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Ehsan Sheikh
Alan Goldberg